Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST ANNOUNCES
2008 SPECIAL YEAR-END “In-Kind” DISTRIBUTION

Calgary Alberta, Canada – December 24, 2008
(Canadian dollars)

Precision Drilling Trust (“Precision”) announced today that its Board of Trustees has approved a 2008 special year-end distribution of $0.15 per trust unit to be settled “in-kind”. This ensures that the 2008 distributions declared will at least be equal to the Trust’s taxable income for 2008, as required under Precision’s Declaration of Trust. The special year-end distribution will be settled on January 15, 2009 to unitholders of record on December 31, 2008. The ex-distribution date is December 29, 2008. Holders of Class B limited partnership units of PDLP will receive the economic equivalent treatment.

Settled “in-kind” essentially means that unitholders will not receive cash or additional trust units. Immediately after the “in-kind” special year-end distribution, the outstanding trust units of the Trust will be consolidated so that the number of trust units will remain unchanged from the number outstanding prior to the “in-kind” special year-end distribution. Holders of Class B limited partnership units of PDLP will receive the economic equivalent treatment.

Non-resident holders of trust units will be subject to applicable Canadian withholding tax on the “in-kind” special year-end distribution. The applicable withholding tax will be settled from the December cash distribution paid in January 2009.

As previously announced, the Board of Trustees anticipates that monthly cash distributions will be $0.04 per trust unit, beginning with the distribution declared in January 2009 for payment in February 2009.  The $0.09 per unit decrease from prior monthly cash distributions reflects Precision’s previously announced debt reduction program.  Distributions will be considered and declared monthly by the Trustees.

Information outlining the implication of the “in-kind” special year-end distribution, consolidation process and resulting income tax treatment for Trust and PDLP unitholders is located on the Trust’s website at:
www.precisiondrilling.com/UnitholderInfo/Taxation2008.cfm.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Doug Strong, Chief Financial Officer
Precision Drilling Corporation, Administrator of Precision Drilling Trust
(403) 716-4500
(403) 264-0251 (FAX)

4200 150-6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website: http: //www.precisiondrilling.com

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Oilfield Services Corporation
(713) 435-6117
(713) 435-6171 (FAX)

Suite 600, 10370 Richmond Avenue
Houston, Texas 77042-4136